Certificate of Notification
                             (First Quarter - 2001)

                                    Filed by
                               GULF POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 13, 1996 in the matter of File No. 70-8947 and dated November 8, 2000 in the matter of File No. 70-9631.

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Gulf Power Company (GULF) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the first quarter of 2001, GULF had:

Short-term and/or term loan notes outstanding - $11,000,000;

Notes outstanding to Southern Company Funding Corporation (SCFC) for GULF's portion of SCFC's Commercial Paper program - $9,000,000; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:       April 24, 2001                  GULF POWER COMPANY


                                             By: /s/Wayne Boston
                                                  Wayne Boston
                                               Assistant Secretary